EXECUTION COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

KOREA THRUNET CO., LTD.
(Name of the Registrant)

1337-20, Seocho-2 dong
Seocho-ku, Seoul
Korea 137-751
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K, a press release dated August 22, 2002, announcing the closing of a sale of its corporate headquarter building to Carlyle Asia Real Estate L.L.C.

thrunet

FOR IMMEDIATE RELEASE

CONTACT IN KOREA
Korea Thrunet Co., Ltd.
Yong S. Lee
Investor Relations
welcome@corp.thrunet.com
822-3488-8058

CONTACT IN U.S.
Thomson Financial Corporate Group
Jennifer Angell
Investor Relations
jennifer.angell@tfn.com
212-807-5137

Korea Thrunet Announces the Closing of the Sale of its Corporate Headquarter Building to Carlyle Asia Real Estate L.L.C.

Seoul and New York, August 22, 2002 – Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services and enterprise network services in Korea, today announced the Company closed on the sale of its corporate headquarter building on August 16, 2002 to Carlyle Asia Real Estate L.L.C., the Asian real estate arm of the Carlyle Group L.P., the US-headquartered private equity firm. The total sale price for the headquarter building was KRW 38 billion, or approximately US$ 31 million. The proceeds from the asset sale will go towards servicing its corporate debt and as operating funds. Thrunet will lease back headquarter office space from the buyer going forward.

The Company noted that it is on track with its previously announced corporate restructuring plan, whereby selling assets to improve its capital structure by decreasing its debt level. Thrunet has already completed the sale of HFC network and the headquarter building. The Company plans to close the sale of its leased line assets within the third quarter of this year, with an asset transfer agreement between Thrunet and SK Global Co., Ltd. already approved in an extraordinary shareholders' meeting

on August 2, 2002. The Company expects to raise approximately KRW 440 billion through the asset sales and plans to use proceeds from such sales in order to repay all of debt due this year and enhance marketing and sales activities for its broadband Internet business in the second half of the year using proceeds from the sale.

Sang Woo Kim, Senior Vice President of the Company stated, "Thrunet has been making its best effort to date to accomplish each of its goals in its restructuring plan of the asset sales, and we are very close to the completion of the first phase of the restructuring, with the expected closing of the lease line asset sale." He also said, "Now we are able to focus on our second phase of corporate restructuring to encourage our major creditors to convert their debt exposure into equity in an aggregate amount of KRW 50 billion to KRW 100 billion, and to raise foreign capital through a private placement of equity. Upon the successful completion of our restructuring plans, the Company should greatly improve its operating performance and financial structure."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services and enterprise network services in Korea. The first to offer broadband Internet services in Korea, with 1,305,779 paying end-users at the end of July 2002, Korea Thrunet's network currently passes over 8.3 million homes. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access. On the enterprise network side, Korea Thrunet provides dedicated leased line services, including IP-based value-added services, to more than 1,000 corporate customers, with major Korean telecommunications companies such as SK Telecom accounting for a substantial majority of enterprise network revenues.

This release may contain forward-looking statements that are subject to risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may

cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone: 822-3488-8058 Fax: 822-3488-8511 http://www.thrunet.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Thrunet Co., Ltd.

Date: August 23, 2002

By: [signature]
Name: Yong S. Lee
Title: Head of IR Team